SUPPL



Harvest Operations Corp.

A subsidiary of Harvest Energy Trust





05005724

Via Courier

February 4, 2005

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

Dear Sir or Madam:

Re: Harvest Energy Trust (the "Trust")
File No. 82-34779
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed are copies of the Trust's documents listed on the attached "Exhibit A". As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,

HARVEST OPERATIONS CORP.

Per: ____________________


SEC MAIL PROCESSING
RECEIVED
FEB 08 2005
WASH. D.C.
185
SECTION

R:\Regulatory\SEC Exempt Letters\05-02-04 Letter.doc

T: 403 265 1178 F: 403 265 3490 www.harvestenergy.ca

1900, 330 - 5th Avenue SW, Calgary, Alberta T2P 0L4

Exhibit A

1. Press release dated January 5, 2005 announcing an increase to the exchangeable share ratio.
2. Press release dated January 12, 200 announcing the February 15, 2005 distribution at $0.20 per trust unit.
3. Press release dated February 3, 2005 announcing an increase to the exchangeable share ratio.



Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST CONFIRMS FEBRUARY 15TH, 2005 DISTRIBUTION

Calgary, January 12, 2005 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") today announces that a cash distribution of $0.20 per trust unit will be paid on February 15th, 2005 to Unitholders of record on January 31st, 2005. Harvest trust units are expected to commence trading on an ex-distribution basis on January 27th, 2005. This distribution amount represents Distributable Cash earned in the month of January 2005.

Harvest Energy Trust is a Calgary-based energy trust actively managed to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest trust units are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN". Please visit Harvest's website at www.harvestenergy.ca for additional corporate information and a recent corporate presentation.

Investor & Media Contacts:

Contact	Corporate Head Office
Jacob Roorda President	**Corporate Head Office:** Harvest Energy Trust 1900, 330 – 5th Avenue S.W. Calgary, AB Canada T2P 0L4 **Phone: (403) 265-1178** **Toll Free: (866) 666-1178** Fax: (403) 265-3490 **Email: information@harvestenergy.ca** **Website: www.harvestenergy.ca**
David Rain Vice President & CFO	
Cindy Gray Investor Relations & Communications Advisor gray@harvestenergy.ca	


MAIL PROCESSING
RECEIVED
FEB 08 2005
WASH. D.C.
185
SECTION


Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

Calgary, January 5, 2005 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") today announces an increase to the Exchange Ratio of the Exchangeable Shares of Harvest Energy Trust from 1.06466 to 1.07345. This increase will be effective on January 17th, 2005.

As part of the Plan of Arrangement with Storm Energy which closed on June 30, 2004, Harvest issued Exchangeable Shares which are exchangeable into trust units at a ratio that adjusts each month. The Exchangeable Shares are not publicly traded. However, holders of Harvest Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at 310, 606 – 4th Street SW, Calgary, AB, T2P 1T1 (telephone: 403-233-2801).

Harvest Energy Trust is a Calgary-based energy trust actively managed to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest trust units are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN". Please visit Harvest's website at www.harvestenergy.ca for additional corporate information and recent corporate presentations.

Investor & Media Contacts:

Contact	Corporate Head Office
Jacob Roorda President	**Corporate Head Office:** Harvest Energy Trust 1900, 330 – 5th Avenue S.W. Calgary, AB Canada T2P 0L4 **Phone: (403) 265-1178** **Toll Free: (866) 666-1178** Fax: (403) 265-3490 **Email: information@harvestenergy.ca** **Website: www.harvestenergy.ca**
David Rain Vice President & CFO	
Cindy Gray Investor Relations & Communications Advisor gray@harvestenergy.ca	



Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

Calgary, February 3, 2005 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") today announces an increase to the Exchange Ratio of the Exchangeable Shares of Harvest Energy Trust from 1.07345 to 1.08192. This increase will be effective on February 15th, 2005.

As part of the Plan of Arrangement with Storm Energy which closed on June 30, 2004, Harvest issued Exchangeable Shares which are exchangeable into trust units at a ratio that adjusts each month. The Exchangeable Shares are not publicly traded. However, holders of Harvest Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at 310, 606 – 4th Street SW, Calgary, AB, T2P 1T1 (telephone: 403-233-2801).

Harvest Energy Trust is a Calgary-based energy trust actively managed to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest trust units are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN". Please visit Harvest's website at www.harvestenergy.ca for additional corporate information and recent corporate presentations.

Investor & Media Contacts:

Jacob Roorda President	**Corporate Head Office:** Harvest Energy Trust 1900, 330 – 5th Avenue S.W. Calgary, AB Canada T2P 0L4 **Phone: (403) 265-1178** **Toll Free: (866) 666-1178** Fax: (403) 265-3490 **Email: information@harvestenergy.ca** **Website: www.harvestenergy.ca**
David Rain Vice President & CFO	
Cindy Gray Investor Relations & Communications Advisor gray@harvestenergy.ca	